UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 28, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form
6-K consists
of the
30 September
2026 Pillar 3
Report of
UBS Group
and significant
regulated subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report
30 September 2026
UBS Group and significant regulated subsidiaries
and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”, “we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated” UBS AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG” and “UBS Group AG standalone”
UBS Group AG on a standalone basis
“UBS AG standalone”
UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone” UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated” UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Risk-weighted assets
12
Section 4
Going and gone concern requirements
and eligible capital
13
Section 5
Leverage ratio
15
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
17
Section 1
Introduction
17
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
23
Section 4
UBS Switzerland AG standalone
27
Section 5
UBS Europe SE consolidated
28
Section 6
UBS Americas Holding LLC consolidated
Appendix
29
Abbreviations frequently used in our financial reports
31
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
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London +44-207-567-8000
New York +1-212-821-3000
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Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
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UBS’s Media
Relations team
manages relationships
with global
media and journalists.
ubs.com/media
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mediarelations@ubs.com
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ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
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sh-mediarelations-ap@ubs.com
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

30 September 2026 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The
Basel
Committee
on
Banking
Supervision
(the
BCBS)
final
Basel III
capital
adequacy
framework
consists
of
three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need for
a qualitative
approach
to supervising
banks. Pillar 3
requires
banks to
publish a
range of
disclosures, mainly
covering risk, capital, leverage, liquidity and remuneration.
This
report
provides
Pillar 3
disclosures
for
the
UBS
Group
and
prudential
key
figures
and
regulatory
information
for
UBS AG consolidated and standalone,
UBS Switzerland AG standalone, UBS Europe
SE consolidated and UBS
Americas
Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups”.
This
Pillar
3
report
has
been
prepared
in
accordance
with
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance on the Disclosure Obligations of Banks and Securities Firms (the DisO-FINMA), the corresponding explanatory notes, and the underlying BCBS Basel framework disclosure requirements. The revised Capital Adequacy Ordinance (the
CAO) that
incorporates the
final Basel III
standards into
Swiss law,
and the
five new
FINMA ordinances
(including the
DisO-FINMA) that contain the implementing
provisions for the revised
CAO, entered into force
on 1 January 2025. The
DisO-FINMA
replaces
FINMA
Circular
2016/1
“Disclosure
–
banks”
and
incorporates
in
particular
new
and
revised
disclosure tables on risks and capital requirements.
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 31 March
2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for information about new and revised quarterly tables as a result of the implementation of the final Basel III standards in Switzerland
As UBS
is a
systemically relevant
bank (an
SRB) under
Swiss banking
law, UBS
Group AG and
UBS AG are
required to
comply
with
regulations
based
on
the
final
Basel III
framework
as
applicable
to
Swiss
SRBs
on
a
consolidated
basis,
whereas UBS Switzerland AG is exempt from consolidation.
Local
regulators
may
also
require
the
publication
of
Pillar 3
information
at
a
subsidiary
or
sub-group
level.
Where
applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-
groups” at ubs.com/investors .
Significant regulatory developments, disclosure requirements and other changes
Banking regulation in Switzerland
In August 2026, the Swiss Federal Council launched two public consultations on further measures under the too-big-to-
fail
reform
package,
with
one
consultation
covering
proposed
legislative
measures
and
the
other
covering
proposed
amendments to
the Swiss
Liquidity Ordinance.
The proposed
legislative measures,
to be
submitted to
the Swiss
Parliament
for enactment,
include additional
requirements
for the
recovery and
resolution of
systemically important
banks (SIBs),
add measures
to enhance banks’
ability to obtain
liquidity from
the Swiss National
Bank, introduce
a Senior Managers
Regime for
banks with
more complex
organizational structures,
and provide
expanded supervisory
powers for
FINMA.
This consultation will
conclude in November 2026,
and the Swiss Federal
Council is expected
to submit its final
legislative
proposal to
the Swiss
Parliament in
the first
half of
2027. The
entry into
force of
these changes
is expected
no earlier
than
the
beginning
of
2029.
The
proposed
amendments
to
the
Swiss
Liquidity
Ordinance,
including
quantitative
minimum requirements for borrowing capacity for emergency
liquidity assistance, are subject to
public consultation until
November 2026. Related amendments
are expected to
enter into force
no earlier than the
beginning of 2029, with
an
expected phase in over a period of four years.
In September 2026, the Council of States (the upper house of the Swiss Parliament) supported a proposal requiring SIBs to deduct
90% of
the carrying
value of
foreign participations
from regulatory
capital, with
the deduction
to be
made
entirely from
common equity
tier 1 (CET1)
capital. This
proposal is
now subject
to the
deliberations of
the National
Council
(the lower
house of
the Swiss
Parliament). If
enacted in
the form
supported by
the Council
of States,
the proposal
is
expected
to
be
phased
in
commencing
in
2028,
at
the
earliest,
and
would
require
UBS AG
to
hold
approximately
USD 16bn of additional
CET1 capital. This
would come in
addition to around
USD 2bn of additional
CET1 capital
required
at UBS AG as a result of the ordinance-level measures announced earlier this year.
UBS AG must also
hold the previously
disclosed CET1 capital
of around USD 15bn
under existing regulations
following
the acquisition
of Credit
Suisse. This
amount includes
around USD 9bn
related to
regulatory concessions
granted to
Credit
Suisse and around USD 6bn to meet the current progressive requirements due to the increased size and market share of the combined business.

30 September 2026 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

If
the
decision by
the
Council of
States is
confirmed, UBS
would be
required
to hold
a
total of
around
USD 33bn
of
incremental CET1
capital since
the acquisition
of Credit
Suisse. In
parallel, once
implemented, the
ordinance-level changes
announced earlier this year would eliminate
an estimated USD 4bn of CET1 capital
at the Group level. The total
annual
capital-related cost resulting from the acquisition would amount to around USD 2.5bn.
Other developments
Capital returns
In the
third quarter
of 2026
we repurchased
USD 1,807m of
shares under
our 2026
share repurchase
programs. We
expect to complete our current USD 3bn share repurchase program by the time of the publication of our fourth-quarter
2026 results. The amount
and pace of share
repurchases will remain subject to
our short-term financial
performance and
outlook, maintaining
a CET1
capital ratio
of around
14% and
further visibility
on the
deliberations by
the Swiss
Parliament
on the capitalization of foreign subsidiaries.
Frequency and comparability of Pillar 3 disclosures
The
DisO-FINMA
specifies
the
reporting
frequency
for
each
disclosure.
In
line
with
these
FINMA-specified
disclosure
requirements,
including
with
regard
to
comparative
periods,
we
provide
quantitative
comparative
information
as
of
30 June 2026 for disclosures required
on a quarterly basis. Where
specifically required by FINMA and / or
the BCBS, we
disclose comparative information for additional reporting dates.
›
Refer to the 30 June 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about previously published quarterly movement commentary
›
Refer to the 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for more information about
quarterly tables currently not applicable to UBS

30 September 2026 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the third quarter of 2026
The KM1 and
KM2 tables below
are based on
the Swiss Financial
Market Supervisory Authority
(FINMA) Ordinance on
the Disclosure Obligations of
Banks and Securities Firms
(DisO-FINMA) rules. The KM2
table includes a reference
to the
total loss-absorbing capacity (TLAC)
term sheet, published by
the Financial Stability Board
(the FSB). The FSB
provides this
term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet .
Our tier 1 capital
ratio increased, reflecting
a decrease in
risk-weighted assets (RWA), partly
offset by a
decrease in our
tier 1 capital.
Our Basel
III leverage
ratio increased,
driven by
a decrease
in the
leverage ratio
denominator (the
LRD),
partly offset by a decrease in our tier 1 capital.
Our common
equity tier 1
(CET1) capital
increased by
USD 0.7bn to
USD 73.1bn, mainly
reflecting operating
profit before
tax
of
USD 3.6bn,
partly
offset
by
dividend
accruals
of
USD 0.9bn,
negative
foreign
currency
translation
effects
of
USD 0.7bn,
a
USD 0.7bn
negative
effect
from
compensation-
and
own-share-related
components,
and
current
tax
expenses of USD 0.6bn. Share repurchases of
USD 1.8bn made under our 2026
share repurchase programs in the
third
quarter of 2026
did not affect
our CET1 capital
position, as there
was an identical
reduction in the
existing capital reserve
for expected future share repurchases.
Our tier 1
capital decreased
by USD 0.1bn
to USD 95.9bn,
reflecting the
aforementioned USD
0.7bn increase
in CET1
capital, which
was more than
offset by
a USD 0.7bn decrease
in additional
tier 1 (AT1)
capital. The decrease
in AT1
capital
reflected negative impacts from interest rate risk hedge, foreign currency translation and other effects.
The TLAC available as of 30 September 2026
included CET1 capital, AT1 capital and non-regulatory capital elements of
TLAC.
Our available
TLAC decreased
by USD 6.9bn
to USD 186.7bn,
reflecting the
aforementioned decrease
in tier 1
capital
and a USD 6.9bn decrease
in non-regulatory capital elements
of TLAC. The decrease
in non-regulatory elements of
TLAC
was mainly
driven by
USD 9.7bn of
TLAC-eligible senior
unsecured debt
instruments (USD 9.8bn
in notional
amount)
that we
repurchased in
September 2026,
the redemption
of TLAC-eligible
senior unsecured
debt instruments
for the
equivalent
of
USD 4.7bn
and
negative
impacts
from
interest
rate
risk
hedge,
foreign
currency
translation
and
other
effects. These decreases were partly offset by new issuances of TLAC-eligible senior unsecured debt instruments totaling
the equivalent of USD 11.1bn.
During the third quarter of 2026, RWA decreased by USD 7.8bn to USD 496.1bn, driven by a USD 4.7bn decrease from currency effects, a
USD 2.8bn decrease resulting from
asset size and other
movements, and a
USD 0.2bn decrease driven
by model updates and methodology changes.
During the third
quarter of 2026,
the LRD decreased
by USD 58.6bn to
USD 1,591.2bn, driven by
a USD 38.3bn decrease
from asset size and other movements and a USD 20.3bn decrease from currency effects.
The quarterly average liquidity coverage
ratio of the UBS Group
increased 1.4 percentage points to 178.7%,
remaining
above the
prudential requirement
communicated by
FINMA. Average
net cash
outflows decreased
by USD 11.4bn
to
USD 181.5bn, primarily
reflecting lower
outflows from
customer deposits
and higher
net inflows
from securities
financing
transactions, partly offset
by lower inflows
from lending assets.
The effect of
the decrease in
net cash outflows
was partly
offset
by
a
USD 17.5bn
decrease
in
average
high-quality
liquid
assets
to
USD 324.3bn,

mainly
reflecting

lower
cash
available from
decreases in
customer deposits,
primarily from
currency effects,
and in
debt issued
at amortized
cost, partly
offset by higher cash available from lower lending assets.
As of 30 September 2026,
the net stable funding
ratio of the UBS
Group decreased 0.3 percentage points
to 114.8%,
remaining above
the prudential
requirement communicated
by FINMA.
Available stable
funding decreased
by USD 11.5bn
to USD 888.8bn, mainly driven by lower
debt issued at amortized cost. Required
stable funding decreased by USD 8.1bn
to USD 774.4bn, mainly reflecting lower trading assets and a decrease in lending assets, primarily from currency effects.

30 September 2026 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
30.9.26 30.6.26 31.3.26 31.12.25 30.9.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 73,117 72,464 73,313 71,262 74,655
2 Tier 1 95,909 95,977 96,963 91,176 94,950
3 Total capital 95,909 95,980 96,973 91,201 94,950
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 496,111 503,923 500,355 493,397 504,897
4a Total risk-weighted assets (pre-floor) 496,111 503,923 500,355 493,397 504,897
4b Minimum capital requirement
1
39,689 40,314 40,028 39,472 40,392
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.74 14.38 14.65 14.44 14.79
5b Common equity tier 1 ratio (%) (pre-floor) 14.74 14.38 14.65 14.44 14.79
6 Tier 1 ratio (%) 19.33 19.05 19.38 18.48 18.81
6b Tier 1 ratio (%) (pre-floor) 19.33 19.05 19.38 18.48 18.81
7 Total capital ratio (%) 19.33 19.05 19.38 18.48 18.81
7b Total capital ratio (%) (pre-floor) 19.33 19.05 19.38 18.48 18.81
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.12 0.11 0.11 0.11 0.12
9a Additional countercyclical buffer for Swiss mortgage loans (%) 0.32 0.33 0.33 0.38 0.32
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50 1.50 1.50 1.50 1.50
11 Total of bank CET1 specific buffer requirements (%)
2
4.12 4.11 4.11 4.11 4.12
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
10.24 9.88 10.15 9.94 10.29
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,591,152 1,649,751 1,653,460 1,622,438 1,640,464
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
6.03 5.82 5.86 5.62 5.79
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) 6.03 5.82 5.86 5.62 5.79
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.98 5.79 5.86 5.58 5.77
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets 5.98 5.79 5.86 5.58 5.77
14e Minimum capital requirements
5 47,735 49,493 49,604 48,673 49,214
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
324,304 341,792 333,963 331,568 346,550
16 Total net cash outflow 181,484 192,877 187,869 181,693 190,359
16a of which: cash outflows 420,378 428,160 417,159 390,134 388,343
16b of which: cash inflows 238,894 235,283 229,290 208,441 197,984
17 LCR (%) 178.68 177.28 177.83 182.64 182.12
Net stable funding ratio (NSFR)
18 Total available stable funding 888,753 900,258 896,644 882,039 898,762
19 Total required stable funding 774,427 782,479 766,795 759,829 750,960
20 NSFR (%) 114.76 115.05 116.93 116.08 119.68
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no
temporary exemption of central bank
reserves for UBS.
5 The higher of capital
requirements based on
8% of RWA or 3% of LRD.
6 Calculated after the application of haircuts and inflow and outflow rates, as well as,
where applicable, caps on Level 2 assets
and cash inflows. Calculated based on an
average of 66
data points
in the
third quarter
of 2026
and 60
data points
in the
second quarter
of 2026.
For
the prior-quarter
data points,
refer to
the respective
Pillar 3
Report, available
under “Pillar
3 disclosures”
at
ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.9.26 30.6.26 31.3.26 31.12.25 30.9.25
1 Total loss-absorbing capacity (TLAC) available
186,709
193,631
197,556
187,307
199,329
2 Total RWA at the level of the resolution group
496,111
503,923
500,355
493,397
504,897
3 TLAC as a percentage of RWA (%)
37.63
38.42
39.48
37.96
39.48
4 Leverage ratio exposure measure at the level of the resolution group
1,591,152
1,649,751
1,653,460
1,622,438
1,640,464
5 TLAC as a percentage of leverage ratio exposure measure (%)
11.73
11.74
11.95
11.54
12.15
6a Does the subordination exemption in the antepenultimate paragraph of Section
11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external
TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

30 September 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

Risk-weighted assets
Overview of risk-weighted assets and capital requirements
The
OV1
table
below
provides
an
overview
of
our
risk-weighted
assets
(RWA)
and
the
related
minimum
capital
requirements by
risk type.
The table
presented is
based on
the respective Swiss
Financial Market Supervisory
Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the third quarter of 2026, RWA decreased by USD 7.8bn to USD 496.1bn, driven by a USD 4.7bn decrease from currency effects, a
USD 2.8bn decrease resulting from
asset size and other
movements, and a
USD 0.2bn decrease driven
by model updates and methodology changes.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA include settlement risk, credit valuation adjustments, equity and investments in funds exposures in
the banking book, and
securitization exposures in the
banking book but exclude
non-counterparty-
related risk. Credit and
counterparty credit risk
RWA decreased by USD 6.7bn
to USD 295.1bn as
of 30 September 2026,
driven
by
a
USD 4.4bn
decrease
from
currency
effects,
a
USD 2.1bn
decrease
resulting
from
asset
size
and
other
movements, and a USD 0.2bn decrease due to model updates and methodology changes.
Asset size and other movements by business division and Group Items
–
Global Wealth
Management RWA
decreased by
USD 2.9bn, mainly
due to
market-driven movements
in derivatives
and lower RWA on loans and loan commitments.
–
Non-core and Legacy RWA decreased
by USD 0.2bn, primarily driven by
our actions to actively unwind
the portfolio,
in addition to the natural roll-off.
–
Group Items RWA increased by USD 0.4bn, mainly reflecting lower allocation of high-quality liquid assets from Group
Treasury to the business divisions.
–
Investment
Bank
RWA
increased
by
USD 0.4bn,
primarily
driven
by
increases
in
loans
and
loan
commitments
and
amounts due from banks, partly offset by market-driven movements in derivatives.
– Asset Management RWA increased by USD 0.2bn.
– Personal & Corporate Banking RWA increased by USD 0.1bn.
Model updates and methodology changes resulted in an RWA decrease of USD 0.2bn, mainly reflecting a change in the margin period of risk, partly offset by increases in RWA on private equity exposures.
Market risk
Market risk RWA decreased by USD 0.8bn to USD 31.5bn in the
third quarter of 2026, primarily reflecting asset size
and
other movements, with a decrease in Group Treasury
partly offset by an increase in the Investment Bank.
Operational risk
Operational risk RWA were unchanged at USD 135.4bn.
The flow tables for credit risk, counterparty
credit risk (CCR) and credit valuation adjustment
(CVA) RWA below provide
further details regarding the movements in RWA in the third quarter of 2026.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards
applied
›
Refer to the “Capital management”
section of the UBS Group third quarter 2026 report, available under
“Quarterly reporting” at
ubs.com/investors
, for more information about capital management and RWA,
including details regarding movements in RWA
during the third quarter of 2026

30 September 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

OV1: Overview of RWA
Minimum
capital
requirements
1
USD m, except where indicated 30.9.26 30.6.26 30.9.26
1 Credit risk (excluding counterparty credit risk)
252,581
256,126
20,206
2 of which: standardized approach (SA)
56,137
56,883
4,491
2a of which: non-counterparty-related risk
2
15,617
16,055
1,249
3 of which: foundation internal ratings-based (F-IRB) approach
43,081
41,325
3,446
4 of which: supervisory slotting approach
1,573
1,439
126
5 of which: advanced internal ratings-based (A-IRB) approach
151,789
156,480
12,143
5a of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real estate in Switzerland
3
6 Counterparty credit risk
4
33,145
35,005
2,652
7 of which: SA for counterparty credit risk (SA-CCR)
7,184
7,875
575
8 of which: internal model method (IMM)
14,139
14,465
1,131
8a of which: value-at-risk (VaR)
7,299
8,008
584
9 of which: other CCR
4,522
4,657
362
10 Credit valuation adjustment (CVA)
7,830
9,462
626
10a of which: full basic approach (BA-CVA)
3,327
4,461
266
10b of which: standardized approach (SA-CVA)
4,503
5,001
360
11 Equity positions under the simple risk weight approach during the five-year transitional period
12 Equity investments in funds – look-through approach
1,623
1,413
130
13 Equity investments in funds – mandate-based approach
1,073
1,147
86
14 Equity investments in funds – fallback approach
661
752
53
15 Settlement risk
317
258
25
16 Securitization exposures in banking book
4,723
5,038
378
17 of which: securitization internal ratings-based approach (SEC-IRBA)
1,242
1,160
99
18 of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)
728
799
58
19 of which: securitization standardized approach (SEC-SA)
2,754
3,079
220
20 Market risk
31,460
32,276
2,517
21 of which: standardized approach (SA)
31,460
32,276
2,517
22 of which: internal models approach (IMA)
23 Capital charge for switch between trading book and banking book
24 Operational risk
135,425
135,425
10,834
25 Amounts below thresholds for deduction (250% risk weight)
5
27,275
27,023
2,182
25a
of which: deferred tax assets
18,469
18,303
1,478
26 Output floor applied (%)
6
65
65
27 Floor adjustment (before application of transitional cap)
7
28 Floor adjustment (after application of transitional cap)
8
29 Total
496,111
503,923
39,689
1 Calculated based on 8% of RWA.
2 Non-counterparty-related risk includes property,
equipment, software and other items.
3 The Swiss sectoral real estate
floor is not applicable at the level
of UBS Group AG
consolidated.
4 Excludes settlement risk, which is separately reported in line 15 “Settlement risk”. Includes RWA with central counterparties.
The split between the sub-components of counterparty credit risk refers to the calculation
of the
exposure measure.
5 Includes items
subject to
threshold deduction
treatment that
do not exceed
their respective threshold
and are risk
weighted at
250%. Items subject
to threshold
deduction treatment include significant investments in common shares of non-consolidated financial institutions (banking, insurance and financial entities) and deferred tax assets arising
from temporary differences.
6 The overall
output floor of
72.5% is subject
to a phase-in
until 1 January
2028. As of
1 January 2026,
the applicable overall
output floor at
the level of
UBS Group AG
consolidated increased to
65% and will
increase to 70% in 2027.
7 FINMA has not opted to implement a transitional cap that would limit the increase in RWA to 25% of a bank’s RWA before the application of the output floor.
8 The total of our actual
final Basel III RWA
is higher than 65%
of our final Basel
III RWA calculated using
the full standardized approach.
Therefore, the
overall output floor is
not binding, and our
RWA before and after
the effects of the
overall output floor are equal.
Comparison of modelled and standardized RWA at risk level
The
CMS1
table
compares
RWA
determined
using
models
approved
by
FINMA
with
RWA
determined
under
the
full
standardized approach. The table also provides the full standardized approach for RWA that are the base of the phased-
in overall
output floor.
The purpose
of the
overall output
floor is
to ensure
that banks’
capital requirements
based on
modelled approaches where permitted do
not fall below a
certain percentage of capital requirements
based on the full
standardized
approach,
thereby
reducing
excessive
variability
of
RWA
and
enhancing
the
comparability
of
risk-based
capital ratios across
banks. The impact
of the output
floor, if applicable,
will be disclosed
in the “OV1:
Overview of RWA”
table in rows 27 and 28.
The applicable threshold pursuant to
the reporting date is disclosed
in row 26 of the
OV1 table,
and in column e in the CMS1 table below. As of 1 January 2026, the output floor increased to 65% from 60% and will incrementally increase to
a level of 72.5%
by 2028. As of
30 September 2026, the
floor is not binding
at the level of
UBS
Group, i.e. the
total of our
actual RWA shown
in column c
in the
CMS1 table below
is greater than
65% of
the RWA
calculated under
the full
standardized approach
shown in
column e,
and therefore
no adjustment
is required.
UBS is
making
progress
with
actions
to
mitigate
RWA
under
the
standardized
approach
to
minimize
the
floor
adjustment
required as the level of the output floor increases.
›
Refer to “Overview of risk-weighted assets and capital requirements” in this section for information about the OV1 table
The table
below provides
a summary
of the
key conceptual
differences between
the internal
model approach
and the
standardized approach.

30 September 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty / transaction receives a rating based
on internal models approved by FINMA.
Reliance on external credit assessment institutions
where permitted in the regulatory framework.
Modelled approach produces RWA that is more risk
sensitive.
Granular risk-sensitive risk weight differentiation
via individual probability of default (PD) and loss
given default (LGD) for mortgages.
Less granular risk weights based on loan-to-value
(LTV)
bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk
weight
of around 20% under the advanced internal
ratings-based (A-IRB) approach.
Modelled LGD captures transaction quality
features including collateralization. Under the
foundation internal ratings-based (F-IRB)
approach the LGD values are calculated based on
the rules set by FINMA.
No differentiation for transaction features (except
where a claim is subordinated).
Impact relevant across all asset classes.
Credit risk mitigation
Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).
Limited recognition of credit risk mitigation. Standardized approach RWA is higher than modelled RWA for most transaction types.
Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and securities financing
transactions (SFTs).
Repo value-at-risk (VaR)
permits the use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk-sensitivity.
The effects of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be
assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the 12-
month period, irrespective of the actual maturity
of a particular transaction. The CCF includes
downturn adjustments and is the result of
analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCFs to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modelled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
The standardized approach for CCR is calculated as
the replacement costs plus regulatory add-ons that
take into account potential future market moves at
predetermined fixed rates.
For large, diversified derivatives portfolios,
standardized EAD is higher than modelled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs
The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modelled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the CVA risk capital requirement using both the standardized approach (SA-CVA)
and the full basic approach (BA-CVA) in line with
the final Basel III standards. The SA-CVA uses
sensitivities to market risk factors (e.g. interest rates
and credit spreads) and uses those sensitivities with
regulatory-prescribed risk weights and correlations
to arrive at a capital charge. The BA-CVA approach
is simpler and less risk sensitive.
Where the BA-CVA and the SA-CVA are applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a hierarchy of approaches. First,
the securitization internal ratings-based approach
(SEC-IRBA) is applied, if possible. If this approach
cannot be applied, one of the standardized
approaches is applied.
If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches: the securitization
external ratings-based approach or the
securitization standardized approach (SEC-SA).
Otherwise, a 1,250% risk weight is applied as a
fallback.

30 September 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the Fundamental Review of the Trading Book (the
FRTB)
framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR
-
and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As of 30 September
2026, the output
floor is set
at USD 463.9bn, representing
65% of RWA
calculated using the
full
standardized approach. This floor is USD 32.2bn below the actual RWA of USD 496.1bn.
During the
third quarter
of 2026,
the difference
between RWA
calculated using
the full
standardized approach
and actual
RWA decreased
by USD 9.3bn,
from USD 226.9bn
to USD 217.6bn.
This decrease
was primarily
driven by
RWA mitigation
actions undertaken during the quarter and foreign exchange movements.
Under the
standardized approach for
credit risk RWA
fixed risk
weights are applied
to residential
mortgage exposures,
depending on the LTV.
The internal model-based approach
considers borrowers’ ability to
service debt more accurately,
including mortgage
affordability and
calibration based
on
historic data.
The Group’s
residential mortgage
portfolio is
focused on the Swiss market, and
the Group has robust review
processes in place concerning borrowers’ ability
to repay.
This results
in the
Group’s residential
mortgage portfolio
having a
low average
LTV and
consequently a
lower average
risk weight under the A-IRB approach compared with the standardized approach. For Lombard lending, the average risk weight using
internal models
is lower
than under
the standardized
approach, primarily
due to
differences in
collateral
treatment. In
addition, corporate
exposures have
higher risk
weights under the
standardized approach compared
with
the average risk density in the modelled approach.
CCR RWA
primarily reflects
higher risk
weights under
the standardized
approach compared
with the
IRB risk
weights
mainly in the corporate asset class, especially on managed funds. In addition to risk weights, exposures calculated under
the standardized
approach are
higher, because
the standardized
approach does
not fully
recognize the
benefits of
netting,
portfolio diversification and collateral.
CVA RWA calculated
using the full
standardized approach were
higher than actual
RWA, as the
application of internal
ratings is not permitted under the standardized approach for output floor calculations.
RWA on securitization exposures in the banking book
calculated using the full standardized approach were higher than actual RWA, due
to more conservative
assumptions and less
granular risk assessments
permitted under the
SEC-SA when
compared with the SEC-IRBA framework.

30 September 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

CMS1: Comparison of modelled and standardized RWA at risk level
a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(RWA calculated
using full
standardized
approach)
1
30.9.26
1 Credit risk (excluding counterparty credit risk)
196,443
56,137
252,581
366,875
238,469
2 Counterparty credit risk
27,051
6,094
33,145
128,273
83,378
3 Credit valuation adjustment (CVA)
7,830
7,830
13,487
8,767
4 Securitization exposures in banking book
1,242
3,481
4,723
6,803
4,422
5 Market risk
31,460
31,460
31,876
20,719
6 Operational risk
135,425
135,425
135,425
88,026
7 Residual RWA
2
27
30,922
30,949
31,001
20,151
8 Total
224,762
271,349
496,111
713,740
463,931
3
30.6.26
1 Credit risk (excluding counterparty credit risk)
199,244
56,883
256,126
370,879
241,071
2 Counterparty credit risk
28,221
6,785
35,005
136,838
88,945
3 Credit valuation adjustment (CVA)
9,462
9,462
17,780
11,557
4 Securitization exposures in banking book
1,160
3,878
5,038
6,709
4,361
5 Market risk
32,276
32,276
32,573
21,172
6 Operational risk
135,425
135,425
135,425
88,026
7 Residual RWA
2
12
30,580
30,592
30,604
19,892
8 Total
228,636
275,287
503,923
730,807
475,025
3
1 As of 1 January 2026,
the output floor increased to
65% from 60% in 2025.
2 Includes settlement risk, equity investments
in funds and items subject
to threshold deduction treatment that
do not exceed their
respective threshold and are risk weighted at 250%.
3 The output floor is applied to total RWAs and not to individual risk categories.
RWA flow statements of credit risk exposures under the internal ratings-based approach
The
CR8
table
below
provides
a
breakdown
of
the
credit
risk
RWA
movements
in
the
third
quarter
of
2026
across
movement categories defined by the Basel Committee on Banking Supervision (the BCBS).
Credit risk RWA under the IRB approach decreased
by USD 2.8bn to USD 196.4bn during the third
quarter of 2026. This
balance reflects credit risk under the IRB approach, including the supervisory slotting approach.
Movements in asset size resulted in a
USD 1.0bn decrease in RWA, mainly reflecting a
decrease in cash and balances at
central banks, partly offset by an increase in loans and loan commitments across the business divisions.
Movements in asset quality increased RWA by USD 2.8bn, mainly due to changes in portfolio distribution resulting from a reduction in cash and balances at central banks.
Model updates increased RWA by USD 0.3bn.
Methodology
and
policy
changes
resulted
in
a
USD 1bn
decrease
in
RWA,
mainly
driven
by
the
reclassification
of
exposures from the IRB approach to the standardized approach.
Currency effects,
driven by
the strengthening
of the
US dollar
against other
major currencies,
resulted in
a USD 3.8bn
decrease in RWA.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for
definitions of credit risk RWA movement table components

30 September 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.9.26
1 RWA as of the beginning of the quarter
199,244
2 Asset size
(1,036)
3 Asset quality
2,827
4 Model updates
294
5 Methodology and policy
(1,047)
6 Acquisitions and disposals
0
7 Foreign exchange movements
(3,839)
8 Other
0
9 RWA as of the end of the quarter
196,443
RWA flow statements of counterparty credit risk exposures under the internal model method and VaR
The CCR7
table below
presents a
flow statement
explaining movements
in CCR
RWA
determined under
the IMM
for
derivatives and the VaR approach for SFTs
across movement categories defined by FINMA and the BCBS.
During the third
quarter of 2026,
RWA for derivatives subject
to the IMM approach
decreased by USD 0.3bn,
primarily
reflecting market-driven
movements in
the Investment
Bank. The
USD 0.7bn decrease
in RWA
for SFTs
under the
VaR
approach was mainly driven by methodology changes relating to the margin period of risk.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for
definitions of CCR RWA movement table components
CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
For the quarter ended 30.9.26
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter
14,465
8,008
22,473
2 Asset size
(10)
242
231
3 Credit quality of counterparties
(370)
(278)
(649)
4 Model updates
101
(75)
26
5
Methodology and policy
0
(568)
(568)
6 Acquisitions and disposals
7 Foreign exchange movements
(46)
(29)
(75)
8 Other
0
9 RWA as of the end of the quarter
14,139
7,299
21,438
RWA flow statements of CVA risk exposures under SA-CVA
The
CVA4
table
below
shows
the
movements
in
RWA
for
CVA
risk
determined
under
the
SA-CVA.
SA-CVA
RWA
decreased
by
USD 0.5bn
to
USD 4.5bn
during
the
third
quarter
of
2026,
mainly
driven
by
the
maturity
extension
of
hedges, as well as reduced exposures.
CVA4: RWA
flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 30.6.26
5,001
2 RWA as of 30.9.26
4,503

30 September 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Going and gone concern requirements and eligible
capital
The
table
below
provides
details
of
the
Swiss
systemically
relevant
bank
(SRB)
going
and
gone
concern
capital
requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).
›
Refer to the “Capital management” section of the UBS Group third quarter 2026 report,
available under “Quarterly reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.9.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.18
1
75,323
5.08
1
80,751
Common equity tier 1 capital
10.82
2
53,663
3.58
3
56,884
of which: minimum capital
4.50
22,325
1.50
23,867
of which: buffer capital
5.72
28,358
2.08
33,016
of which: countercyclical buffer
0.44
2,203
Maximum additional tier 1 capital
4.37
2
21,660
1.50
23,867
of which: additional tier 1 capital
3.50
17,364
1.50
23,867
of which: additional tier 1 buffer capital
0.80
3,969
Eligible going concern capital
Total going concern capital
19.33
95,909
6.03
95,909
Common equity tier 1 capital
14.74
73,117
4.60
73,117
Total loss-absorbing additional tier 1 capital
4.59
4
22,792
1.43
22,792
of which: high-trigger loss-absorbing additional tier 1 capital
4.59
22,792
1.43
22,792
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
8
54,012
3.81
8
60,563
of which: base requirement including add-ons for market share and LRD
10.89
54,012
3.81
60,563
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
18.30
90,801
5.71
90,801
TLAC-eligible senior unsecured debt
18.30
90,800
5.71
90,800
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.07
129,335
8.88
141,314
Eligible total loss-absorbing capacity
37.63
186,709
11.73
186,709
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
496,111
Leverage ratio denominator
1,591,152
1 Includes applicable add-ons of 1.88% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD). For the RWA-based requirement the add-on includes 0.86% for market share, 0.79% for LRD
and 0.22% reflecting a Pillar 2 capital add-on for the residual exposure (after collateral mitigation)
to hedge funds, private equity and family offices,
effective 1 January 2025. For the LRD-based requirement the add-
on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.16% for CET1 capital
and 0.07% for AT1 capital,
effective 1 January 2025. For
AT1 capital under Pillar 1
requirements a maximum of
4.3% of AT1 capital can be
used to meet going
concern requirements; 4.37% includes the
aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.58% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.28% LRD add-on requirement and a 0.30% market share add-on requirement based on our Swiss credit business.
4 UBS meets its minimum going concern capital requirements
with CET1 capital and AT1 capital.
As UBS exceeds its minimum going concern requirements,
the actual available and eligible AT1 capital is above the AT1 capital used to meet the minimum requirements (which is capped at 4.37% as explained in footnote 2 above).
5 A maximum of 25% of the gone concern
requirements can be met
with instruments that have
a remaining maturity of
between one and two
years. Once at
least 75% of the
minimum gone concern requirement
has been met with
instruments that have a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
6 Systemically important
banks (SIBs) are subject to
base gone concern capital
requirements equivalent to 75%
of the total going concern
requirements (excluding countercyclical
buffer requirements and the
Pillar 2 add-on).
7 The Swiss
Financial Market Supervisory
Authority (FINMA) has the
authority to impose a
surcharge of up to
25% of the total
going concern
capital requirements (excluding countercyclical
buffer requirements and the
Pillar 2
add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.
8 Includes applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized
gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.

30 September 2026 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics”
table
in
section
2
of
this
report,
is
calculated
by
dividing
the
period-end
tier 1
capital
by
the
period-end
leverage
ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets
and off-balance sheet items based on IFRS
Accounting Standards. Derivative
exposures are adjusted
for netting of
replacement values and
eligible cash variation
margin, potential future
exposure,
and net
notional amounts
for written
credit derivatives.
The LRD
also includes
an additional
charge for
counterparty credit
risk related to securities financing transactions (SFTs).
On-balance
sheet
items
(excluding
derivatives and
securities financing
transactions
(SFTs),
but
including
collateral),
as
disclosed in
the LR2 table
in this section,
differ from
IFRS Accounting Standards
total assets due
to adjustments to
the
former for
the application
of the
regulatory scope
of consolidation
and due
to the
carrying amounts
for derivative
financial
instruments and SFTs,
which are
removed and replaced
with exposures, as
per the leverage
ratio rules, in
separate line
items in the LR2 table.
Difference between the Swiss systemically relevant bank leverage ratio and the BCBS leverage ratio
The LRD is the
same under Swiss systemically
relevant bank (SRB) and
BCBS rules. However,
there is a difference
in the
capital numerator between
the two frameworks.
Under BCBS rules only
common equity tier 1 and
additional tier 1 (AT1)
capital are included in the
numerator.
Under Swiss SRB rules UBS is
required to meet going
and gone concern leverage
ratio requirements.
Therefore, depending
on the
requirement, the
numerator includes tier
1 capital
instruments, tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
USD m 30.9.26 30.6.26
1 Total consolidated assets as per published financial statements
1,655,168
1,707,284
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation
(23,094)
(23,135)
3 Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5 Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
6 Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments
(103,888)
(97,069)
9 Adjustment for securities financing transactions (i.e. repos and similar secured lending)
11,508
12,331
10 Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)
59,983
60,049
11 Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
1
(707)
(639)
12 Other adjustments
(7,817)
(9,071)
12a of which: asset amounts deducted in determining Tier 1 capital
(10,780)
(11,332)
12b of which: consolidated entities under the regulatory scope of consolidation
13 Leverage ratio exposure
1,591,152
1,649,751
1 Reflects the shortfall to expected losses on advanced internal ratings-based (IRB) portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row 12a.

30 September 2026 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
USD m, except where indicated 30.9.26 30.6.26
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)
1,310,007
1,348,019
2 Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework
3 (Deductions of receivable assets for cash variation margin provided in derivatives transactions)
(32,846)
(36,489)
4 (Adjustment for securities received under securities financing transactions that are recognised as an asset)
5 (Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)
(686)
(673)
6
(Asset amounts deducted in determining Tier 1 capital)
(10,780)
(11,332)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)
1,265,694
1,299,525
Derivative Exposures
8 Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or with bilateral netting)
49,509
53,118
9
Add-on amounts for potential future exposure associated with all derivatives transactions
98,552
105,177
10
(Exempted qualifying central counterparty (QCCP) leg of client-cleared trade exposures)
(29,206)
(26,558)
11 Adjusted effective notional amount of all written credit derivatives
1
155,857
76,817
12 (Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2
(154,890)
(75,962)
13 Total derivative exposures
119,821
132,592
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions
258,037
270,496
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)
(123,870)
(125,276)
16 Counterparty credit risk exposure for SFT assets
11,508
12,331
17 Agent transaction exposures
18 Total securities financing transaction exposures
145,675
157,550
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount
189,398
193,744
20 (Adjustments for conversion to credit equivalent amounts)
(129,414)
(133,694)
21 (Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)
(21)
34
22 Total off-balance sheet items
59,962
60,083
Capital and total exposures (leverage ratio denominator), phase-in
23 Tier 1 capital
95,909
95,977
24 Total exposures (leverage ratio denominator)
1,591,152
1,649,751
Leverage ratio
25
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
3
6.03
5.82
25a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
3
6.03
5.82
26 Leverage ratio minimum requirement (%)
4
3.00
3.00
27 Leverage ratio buffers (%)
4
2.08
2.08
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables
147,109
152,121
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables
and
cash receivables
134,166
145,220
30
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
3
1,604,095
1,656,652
30a
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
3
1,604,095
1,656,652
31 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
3
5.98
5.79
31a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
3
5.98
5.79
1 Includes protection sold,
including agency transactions.
2 Protection sold can
be offset with
protection bought on
the same underlying
reference entity,
provided that the
conditions according to
the Basel III
leverage ratio framework
and disclosure requirements are met.
3 There is currently no
temporary exemption of central
bank reserves for UBS.
4 The total Swiss SRB
leverage ratio requirement is
composed of a
base requirement and a buffer requirement. The total requirement is above the BCBS leverage ratio requirement, including the G-SIB buffer.
LRD development during the third quarter of 2026
During the third
quarter of 2026,
the LRD decreased
by USD 58.6bn to
USD 1,591.2bn, driven by
a USD 38.3bn decrease
from asset size and other movements and a USD 20.3bn decrease from currency effects.
On-balance sheet
exposures (excluding
derivatives and
securities financing
transactions) decreased
by USD 33.8bn,
mainly
due to
currency effects
of USD 18.6bn
and asset
size and
other movements
of USD 15.2bn.
The asset
size and
other
movements were mainly due to a decrease in cash and balances at central banks, partly offset by an increase in lending
assets, mainly reflecting positive net new loans in Global Wealth Management and Personal & Corporate Banking.
Derivative
exposures
decreased
by
USD
12.8bn,
mainly
due
to
asset
size
and
other
movements
of
USD 12.5bn
and
currency effects of
USD 0.2bn. The asset
size and
other movements were
mainly due to
a methodology change
in the
calculation of potential
future exposure,
which primarily impacted
certain short-dated derivatives
in the Investment
Bank.

30 September 2026 Pillar 3 Report |
UBS Group | Leverage ratio

Securities financing transaction exposures
decreased by USD 11.9bn,
mainly due to asset
size and other
movements of
USD 11.1bn
and
currency
effects
of
USD 0.7bn.
The
asset
size
and
other
movements
were
mainly
reflected
lower
collateral sourcing requirements, partly offset by a net increase in cash reinvestments.
Off-balance sheet items decreased
by USD 0.1bn, mainly due
to currency effects of USD 0.7bn,
partly offset by asset size
and other movements
of USD 0.6bn. The
asset size and
other movements
were mainly due
to forward starting
reverse
repurchase
agreements,
reflecting
an
increase
in
business
activity,
partly
offset
by
decreases
in
irrevocable
loan
commitments in Global Wealth Management, driven by higher utilization of credit lines.
›
Refer to “Leverage ratio denominator” in the “Capital management”
section of the UBS Group third quarter 2026 report,
available
under “Quarterly reporting” at ubs.com/investors , for more information
Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Further key information UBS Group third quarter 2026 report section Disclosure
UBS Group third quarter
2026 report page number
Concentration of funding sources Balance sheet and off-balance sheet Customer deposits, by currency 51
High-quality liquid assets
HQLA must be
easily and immediately
convertible into cash
at little or
no loss of
value, especially during
a period of
stress.
HQLA are
assets that
are
of low
risk and
are
unencumbered. Other
characteristics of
HQLA are
ease and
certainty of
valuation, low correlation
with risky assets,
listing of the
assets on a
developed and recognized
exchange, existence of
an active and sizable market for
the assets, and low volatility.
Our HQLA predominantly consist of
assets that qualify as
Level 1 in the LCR
framework, including cash,
central bank reserves and
government bonds. In
the third quarter of
2026,
our HQLA decreased by USD 17.5bn to USD 324.3bn, mainly reflecting lower cash available from decreases in customer deposits, primarily from currency effects, and
in debt issued at
amortized cost, partly offset
by higher cash available
from
lower lending assets.
High-quality liquid assets (HQLA)
Average 3Q26
1
Average 2Q26
1
USD m
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3
203,605 203,605 217,395 217,395
Securities (on- and off-balance sheet) 95,235 25,464 120,699 97,517 26,880 124,397
Total HQLA
4
298,840 25,464 324,304 314,912 26,880 341,792
1 Calculated based on an average of 66
data points in the third quarter of
2026 and 60 data points in the
second quarter of 2026.
2 Calculated after the application of haircuts
and, where applicable, caps on Level 2
assets.
3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.
4 Calculated in accordance with FINMA requirements.

30 September 2026 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the third quarter of 2026
The quarterly average
LCR of the
UBS Group increased
1.4 percentage points
to 178.7%, remaining
above the prudential
requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).
Average net cash
outflows decreased by
USD 11.4bn to USD 181.5bn,
primarily reflecting lower
outflows from customer
deposits and higher net inflows from
securities financing transactions, partly offset
by lower inflows from lending assets.
The effect
of the
decrease in
net cash
outflows was
partly offset
by a
USD 17.5bn decrease
in average
HQLA,
  mainly
reflecting
lower cash available from
decreases in customer deposits,
primarily from currency effects,
and in debt issued
at
amortized cost, partly offset by higher cash available from lower lending assets.
LIQ1: Liquidity coverage ratio (LCR)
Average 3Q26
1
Average 2Q26
1
USD m
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA 329,699 324,304 347,280 341,792
Cash outflows
2 Retail deposits and deposits from small business customers 380,758 43,994 390,606 45,105
3 of which: stable deposits 31,011 1,108 31,767 1,141
4 of which: less stable deposits 349,747 42,886 358,840 43,963
5 Unsecured wholesale funding 299,015 155,424 308,412 162,498
6 of which: operational deposits (all counterparties) 62,659 15,665 63,721 15,930
7 of which: non-operational deposits (all counterparties) 220,089 123,493 227,627 129,504
8 of which: unsecured debt 16,267 16,267 17,064 17,064
9 Secured wholesale funding 125,936 124,765
10 Additional requirements: 119,336 43,963 115,440 44,358
11 of which: outflows related to derivatives and other transactions 29,881 25,117 31,915 26,707
12 of which: outflows related to loss of funding on debt products
3
380 380 230 230
13 of which: committed credit and liquidity facilities 89,075 18,467 83,294 17,421
14 Other contractual funding obligations 33,433 31,320 35,542 33,163
15 Other contingent funding obligations 353,376 19,741 359,017 18,272
16 Total cash outflows 420,378 428,160
Cash inflows
17 Secured lending 455,182 167,606 455,148 159,414
18 Inflows from fully performing exposures 75,578 33,193 79,130 34,791
19 Other cash inflows 38,094 38,094 41,078 41,078
20 Total cash inflows 568,854 238,894 575,356 235,283
Average 3Q26
1
Average 2Q26
1
USD m, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA 324,304 341,792
22 Net cash outflows 181,484 192,877
23 LCR (%)
178.68
177.28
1 Calculated based
on an average
of 66 data
points in the
third quarter of
2026 and 60
data points in
the second quarter
of 2026.
2 Calculated after the
application of haircuts
and inflow and
outflow rates.
3 Includes outflows related to loss
of funding on asset-backed
securities, covered bonds,
other structured financing instruments,
asset-backed commercial papers,
structured entities (conduits), securities investment
vehicles and other such financing facilities.
4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | Introduction

Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The sections below include capital and other regulatory information as of 30 September 2026 for UBS AG consolidated,
UBS AG
standalone,
UBS Switzerland AG
standalone,
UBS Europe SE
consolidated
and
UBS Americas Holding LLC
consolidated.
Capital
information
in
the
following
sections
is
based
on
Pillar 1
capital
requirements.
Entities
may
be
subject to significant
additional Pillar 2 requirements,
which represent additional
amounts of capital
considered necessary
and are agreed with regulators based on the risk profile of the respective entity.
UBS AG consolidated
Key metrics for the third quarter of 2026
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the
third quarter
of 2026,
tier 1 capital
decreased by
USD 0.7bn to
USD 94.1bn. Common
equity tier 1
(CET1)
capital was stable at
USD 71.6bn, mainly as operating profit
before tax of USD 3.1bn
was offset by additional dividend
accruals of
USD 1.8bn, negative
foreign currency
translation effects
of USD 0.7bn
and current
tax expenses
of USD 0.6bn.
Additional
tier 1
(AT1)
capital
issued
by
the
Group
and
on
lent
to
UBS AG
decreased
by
USD 0.7bn
to
USD 22.5bn,
reflecting negative impacts from interest rate risk hedge, foreign currency translation and other effects.
Risk-weighted assets
(RWA) decreased
by USD 6.8bn
to USD 493.6bn,
driven by
a USD 4.6bn
decrease from
currency
effects, a USD
2.0bn decrease
resulting from
asset size
and other movements,
and a USD 0.2bn
decrease driven
by model
updates and
methodology changes. The
asset size
and other
movements included a
USD 1.0bn decrease in
credit and
counterparty credit risk RWA, mainly due to market-driven
movements in derivatives in Global Wealth Management
and
the Investment Bank and lower
RWA on loans and loan
commitments in Global Wealth
Management, partly offset by
an
increase
in
loans
and
loan
commitments
and
amounts
due
from
banks
in
the
Investment
Bank.
Market
risk
RWA
decreased by USD 0.8bn, primarily
reflecting asset size and
other movements, with a
decrease in Group Treasury
partly
offset by an increase in the Investment Bank.
The
leverage ratio
denominator (the
LRD)
decreased by
USD 56.7bn to
USD 1,593.5bn, mainly
due
to
a
USD 36.4bn
decrease from
asset size
and other
movements and
a USD 20.3bn
decrease from
currency effects.
The asset
size and
other movements included a USD 13.2bn decrease in on-balance sheet exposures, driven by lower cash and balances at central
banks,
partly
offset
by
an
increase
in
lending
assets,
mainly
in
Global
Wealth
Management
and
Personal
&
Corporate Banking. In addition, there was a USD 12.6bn decrease in derivative exposures, mainly due to a methodology
change in
the calculation
of potential
future exposure,
which primarily
impacted certain
short-dated derivatives
in the
Investment
Bank,
and
an
USD 11.1bn
decrease
in
securities
financing
transaction
exposures,
mainly
reflecting
lower
collateral sourcing requirements, partly offset by a net increase in cash reinvestments.
Correspondingly, the CET1 capital ratio
of UBS AG consolidated increased to
14.5% from 14.3%, mostly reflecting
the
aforementioned
decrease
in
RWA.
The
Basel III
leverage
ratio
increased
to
5.9%
from
5.7%,
reflecting
the
aforementioned decrease in the LRD, partly offset by the aforementioned decrease in tier 1 capital.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

The
quarterly
average
liquidity
coverage
ratio
of
  UBS AG
consolidated
increased
2.0 percentage
points
to
174.5%,   remaining
above the
prudential requirement
communicated by
FINMA. Average
net cash
outflows decreased
by USD 12.5bn to USD 185.9bn, primarily
reflecting lower outflows from customer
deposits and higher net inflows
from
securities financing transactions, partly
offset by lower inflows
from lending assets. The
effect of the decrease
in net cash
outflows
was
partly
offset
by
a
USD 17.5bn
decrease
in
average
high-quality
liquid
assets
to
USD 324.5bn,
  mainly
reflecting
lower cash available from
decreases in customer deposits,
primarily from currency effects,
and in debt issued
at
amortized cost, partly offset by higher cash available from lower lending assets.
As of 30 September
2026, the net
stable funding ratio
of UBS AG consolidated
decreased by 0.5 percentage
points to
114.2%, remaining above the
prudential requirement communicated by
FINMA. Available stable funding
decreased by
USD 11.4bn to USD 881.2bn,
mainly driven by lower
debt issued at amortized
cost, capital instruments
on lent from UBS
Group AG
and regulatory
capital. Required
stable funding
decreased by
USD 6.8bn to
USD 771.6bn, mainly
reflecting
lower trading assets and a decrease in lending assets, primarily from currency effects.
KM1: Key metrics
USD m, except where indicated
30.9.26 30.6.26 31.3.26 31.12.25 30.9.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
71,601
71,637
70,867
70,394
71,460
2 Tier 1
94,051
94,780
94,129
89,993
91,425
3 Total capital
94,051
94,783
94,139
90,018
91,425
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
493,617
500,420
497,433
489,775
502,425
4a Total risk-weighted assets (pre-floor)
493,617
500,420
497,433
489,775
502,425
4b Minimum capital requirement
1
39,489
40,034
39,795
39,182
40,194
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
14.51
14.32
14.25
14.37
14.22
5b Common equity tier 1 ratio (%) (pre-floor)
14.51
14.32
14.25
14.37
14.22
6 Tier 1 ratio (%)
19.05
18.94
18.92
18.37
18.20
6b Tier 1 ratio (%) (pre-floor)
19.05
18.94
18.92
18.37
18.20
7 Total capital ratio (%)
19.05
18.94
18.92
18.38
18.20
7b Total capital ratio (%) (pre-floor)
19.05
18.94
18.92
18.38
18.20
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.12
0.12
0.11
0.11
0.11
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.33
0.34
0.33
0.39
0.33
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3
2.62
2.62
2.61
2.61
2.61
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4
10.01
9.82
9.75
9.87
9.72
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
1,593,452
1,650,139
1,655,400
1,622,921
1,642,843
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
5
5.90
5.74
5.69
5.55
5.57
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.90
5.74
5.69
5.55
5.57
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5
5.85
5.72
5.68
5.51
5.55
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5.85
5.72
5.68
5.51
5.55
14e Minimum capital requirements
6
47,804
49,504
49,662
48,688
49,285
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)
324,478
341,984
334,144
331,745
346,734
16 Total net cash outflow
185,934
198,399
193,898
188,446
193,817
16a of which: cash outflows
426,657
435,505
425,438
398,805
393,826
16b of which: cash inflows
240,723
237,106
231,541
210,360
200,009
17 LCR (%) 174.49 172.46 172.39 176.24 178.96
Net stable funding ratio (NSFR)
18 Total available stable funding
881,244
892,675
887,341
873,515
887,444
19 Total required stable funding
771,638
778,394
764,273
755,278
748,303
20 NSFR (%) 114.20 114.68 116.10 115.65 118.59
1 Calculated as 8% of total RWA, based
on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Swiss SRB going and gone concern requirements
and information for UBS AG consolidated
are provided below in this section.
3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.
4 Represents the CET1
ratio that is available
to meet buffer requirements.
Calculated as the CET1
ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus
the BCBS tier 2
capital requirement met with
CET1 capital.
5 There is currently no temporary
exemption of central bank reserves
for UBS.
6 The higher of capital requirements
based on 8% of RWA or
3% of LRD.
7 Calculated after the application of haircuts
and inflow
and outflow rates, as
well as, where applicable,
caps on Level 2 assets
and cash inflows. Calculated
based on an average of
66 data points in the
third quarter of 2026 and
60 data points in the second
quarter of
2026. For the prior-quarter data points,
refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss systemically relevant bank going and gone concern requirements and information
The tables below provide
details of the Swiss
systemically relevant bank RWA-
and LRD-based going and
gone concern
requirements and
information as
required by
FINMA; details
regarding eligible
gone concern
instruments are
also provided
below.
Outstanding
total
loss-absorbing
capacity-eligible
unsecured
debt
instruments
are
eligible
to
meet
gone
concern
requirements until one year before maturity.
More information
about the
going and
gone concern
requirements is
provided in
the “Total
loss-absorbing capacity”
section of the UBS AG Annual Report 2025, available under “Annual reporting” at ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 30.9.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.20
1
75,027
5.08
1
80,908
Common equity tier 1 capital
10.83
2
53,474
3.58
3
57,006
of which: minimum capital
4.50
22,213
1.50
23,902
of which: buffer capital
5.72
28,215
2.08
33,064
of which: countercyclical buffer
0.45
2,229
Maximum additional tier 1 capital
4.37
2
21,553
1.50
23,902
of which: additional tier 1 capital
3.50
17,277
1.50
23,902
of which: additional tier 1 buffer capital
0.80
3,949
Eligible going concern capital
Total going concern capital
19.05
94,051
5.90
94,051
Common equity tier 1 capital
14.51
71,601
4.49
71,601
Total loss-absorbing additional tier 1 capital
4.55
4
22,450
1.41
22,450
of which: high-trigger loss-absorbing additional tier 1 capital
4.55
22,450
1.41
22,450
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
53,740
3.81
60,651
of which: base requirement including add-ons for market share and LRD
10.89
8
53,740
3.81
8
60,651
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
18.11
89,382
5.61
89,382
TLAC-eligible unsecured debt
18.11
89,382
5.61
89,382
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.09
128,767
8.88
141,558
Eligible total loss-absorbing capacity
37.16
183,433
11.51
183,433
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
493,617
Leverage ratio denominator
1,593,452
1 Includes applicable add-ons
of 1.89% for risk-weighted
assets (RWA) and
0.58% for leverage
ratio denominator (LRD).
For the RWA
-based requirement the
add-on includes 0.86%
for market share,
0.79% for
LRD, 0.22% reflecting a
Pillar 2 capital add-on for
the residual exposure (after collateral
mitigation) to hedge funds,
private equity and family offices,
effective 1 January 2025, and
1 basis point reflecting a
Pillar 2
capital add-on of USD 40m related to the supply chain finance funds matter at Credit Suisse. For the LRD-based requirement the add-on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2
add-on for the residual exposure
(after collateral mitigation) to
hedge funds, private
equity and family offices
of 0.16% for CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of
AT1 capital can
be used to meet
going concern requirements; 4.37%
includes the aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage
ratio requirement of
3.58% consists of a 1.5% base requirement,
a 1.5% base buffer capital requirement, a
0.28% LRD add-on requirement and a
0.30% market share add-on requirement
based on our Swiss credit business.
4 UBS
meets its minimum going
concern capital requirements
with CET1 capital
and AT1 capital.
As UBS exceeds
its minimum going
concern requirements, the
actual available and
eligible AT1 capital
is above the
AT1
capital used to meet
the minimum requirements (which
is capped at 4.37%
as explained in footnote
2 above).
5 A maximum of 25%
of the gone concern
requirements can be met
with instruments that have
a
remaining maturity of between one
and two years. Once at least
75% of the minimum gone
concern requirement has been met
with instruments that have a
remaining maturity of greater than
two years, all instruments
that have
a remaining
maturity of
between one
and two
years remain
eligible to
be included
in the
total gone
concern capital.
6 Systemically important
banks (SIBs)
are subject
to base
gone concern
capital
requirements equivalent to 75% of the total going concern requirements
(excluding countercyclical buffer requirements and the Pillar 2 add-ons).
7 FINMA has the authority to impose a surcharge of up to 25%
of
the total going concern
capital requirements (excluding countercyclical buffer
requirements and the Pillar 2
add-ons) should obstacles to an
SIB’s resolvability be identified in future resolvability
assessments.
8 Includes
applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income.
Such gains do not
qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss SRB going and gone concern information
USD m, except where indicated 30.9.26 30.6.26
Eligible going concern capital
Total going concern capital
94,051
94,780
Total tier 1 capital
94,051
94,780
Common equity tier 1 capital
71,601
71,637
Total loss-absorbing additional tier 1 capital
22,450
23,144
of which: high-trigger loss-absorbing additional tier 1 capital
22,450
23,144
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
89,382
93,760
TLAC-eligible unsecured debt
89,382
93,757
Total loss-absorbing capacity
Total loss-absorbing capacity
183,433
188,540
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
493,617
500,420
Leverage ratio denominator
1,593,452
1,650,139
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
19.1
18.9
of which: common equity tier 1 capital ratio
14.5
14.3
Gone concern loss-absorbing capacity ratio
18.1
18.7
Total loss-absorbing capacity ratio
37.2
37.7
Leverage ratios (%)
Going concern leverage ratio
5.9
5.7
of which: common equity tier 1 leverage ratio
4.5
4.3
Gone concern leverage ratio
5.6
5.7
Total loss-absorbing capacity leverage ratio
11.5
11.4
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
UBS AG standalone
Key metrics for the third quarter of 2026
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the
third quarter
of 2026,
tier 1 capital
decreased by
USD 1.4bn to
USD 98.0bn. Common
equity tier 1
(CET1)
capital decreased by
USD 0.7bn to USD 75.5bn,
mainly as operating
profit before tax
of USD 1.3bn was
more than offset
by additional dividend accruals of USD 1.8bn. Additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG decreased
by
USD 0.7bn
to
USD 22.5bn,
reflecting
negative
impacts
from
interest
rate
risk
hedge,
foreign
currency
translation and other effects.
Risk-weighted assets (RWA) decreased
by USD 10.4bn to USD 500.3bn,
primarily driven by a
USD 7.6bn decrease from
asset size and other
movements and a USD 2.8bn
decrease from currency effects.
The asset size and
other movements
included an USD 8.0bn
decrease in credit
and counterparty credit
risk RWA, primarily
driven by lower
collateral posted
by UBS AG to its subsidiaries and decreases in term funding from UBS AG to its subsidiaries.
The
leverage
ratio
denominator
(the
LRD)
decreased
by
USD 36.5bn
to
USD 895.3bn,
mainly
due
to
a
USD 33.1bn
decrease from asset size
and other movements
and a USD 3.4bn decrease
from currency effects.
The asset size and
other
movements included a USD 7.1bn decrease in on-balance sheet exposures, driven by lower cash and balances at central banks, a
USD 10.4bn decrease
in derivatives
exposure, mainly
due to
a methodology
change in
the calculation
of potential
future exposure,
which primarily
impacted certain
short-dated derivatives
in the
Investment Bank,
and an
USD 18.3bn
decrease
in
securities financing
transaction exposures,
mainly
reflecting
lower collateral
sourcing requirements.
These
decreases were
partly offset
by a
USD 2.6bn increase
in off-balance
sheet exposures,
mainly reflecting
increases in
forward
starting reverse repurchase agreements in Group Treasury.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
standalone
increased
to
15.1%
from
14.9%,
reflecting
the
aforementioned decrease
in RWA,
partly offset
by the
aforementioned decrease
in CET1
capital. The
Basel III leverage
ratio
increased
to
10.9%
from
10.7%,
reflecting
the
aforementioned
decrease
in
the
LRD,
partly
offset
by
the
aforementioned decrease in tier 1 capital.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
standalone
increased
4.2 percentage
points
to
221.0%,   remaining
above the prudential requirement communicated by
FINMA. The movement in the quarterly average
LCR was primarily driven by a USD 4.9bn decrease in average net cash outflows to USD 66.4bn, mainly reflecting higher
net inflows from
securities financing
transactions and
lower outflows
from customer
deposits. Average high-quality
liquid
assets decreased
by USD 7.7bn
to USD 146.8bn,
  mainly reflecting
lower cash
available from
higher funding
of trading
assets, lower
debt issued
measured at
amortized cost
and higher
lending assets,
partly offset
by higher
cash available
from lower funding provided to UBS Switzerland AG.
As of 30 September
2026, the net
stable funding ratio
of UBS AG standalone
increased 0.3 percentage points
to 91.1%,
remaining above the prudential
requirement communicated by
FINMA. Available stable funding
decreased by USD 4.5bn
to USD 402.4bn, mainly driven by lower capital instruments on lent from UBS Group AG, debt issued at
amortized cost
and regulatory capital,
partly offset by
higher intercompany and
customer deposits. Required
stable funding decreased
by
USD 6.3bn
to
USD 441.8bn,
mainly
reflecting
lower
trading
assets
and
receivables
from
securities
financing
transactions.
KM1: Key metrics
USD m, except where indicated
30.9.26 30.6.26 31.3.26 31.12.25 30.9.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
75,515
76,259
73,478
74,108
73,384
2 Tier 1
97,965
99,403
96,741
93,707
93,349
3 Total capital
97,965
99,406
96,750
93,731
93,349
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)
500,317
510,735
508,053
491,583
517,929
4a Total risk-weighted assets (pre-floor)
500,317
510,735
508,053
491,583
517,929
4b Minimum capital requirement
2
40,025
40,859
40,644
39,327
41,434
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)
15.09
14.93
14.46
15.08
14.17
5b Common equity tier 1 ratio (%) (pre-floor)
15.09
14.93
14.46
15.08
14.17
6 Tier 1 ratio (%)
19.58
19.46
19.04
19.06
18.02
6b Tier 1 ratio (%) (pre-floor)
19.58
19.46
19.04
19.06
18.02
7 Total capital ratio (%)
19.58
19.46
19.04
19.07
18.02
7b Total capital ratio (%) (pre-floor)
19.58
19.46
19.04
19.07
18.02
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.11
0.11
0.11
0.12
0.14
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.00
0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4
2.61
2.61
2.61
2.62
2.64
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
10.59
10.43
9.96
10.58
9.67
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
895,259
931,761
927,504
929,979
952,112
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6
10.94
10.67
10.43
10.08
9.80
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
10.94
10.67
10.43
10.08
9.80
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
6
10.75
10.60
10.37
9.96
9.72
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
10.75
10.60
10.37
9.96
9.72
14e Minimum capital requirements
7
40,025
40,859
40,644
39,327
41,434
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)
146,769
154,468
155,764
149,309
162,513
16 Total net cash outflow
66,420
71,304
67,431
63,723
67,644
16a of which: cash outflows
265,662
273,944
264,467
249,107
244,306
16b of which: cash inflows
199,242
202,639
197,036
185,384
176,662
17 LCR (%) 221.04
216.88
231.18
234.90
240.93
Net stable funding ratio (NSFR)
9
18 Total available stable funding
402,399
406,905
397,527
404,842
419,024
19 Total required stable funding
441,770
448,027
434,500
446,475
435,582
20 NSFR (%) 91.09 90.82 91.49 90.68 96.20
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.
2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.
3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.
4 Excludes non-
BCBS capital buffer requirements for risk-weighted
positions that are directly or indirectly backed
by residential properties in Switzerland.
5 Represents the CET1 ratio that is available
to meet buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where applicable, minus
the BCBS tier
2 capital requirement
met with CET1
capital.
6 There is currently
no temporary exemption
of
central bank reserves for UBS.
7 The higher of capital requirements based
on 8% of RWA or 3% of LRD.
8 Calculated after the application of haircuts and inflow
and outflow rates, as well as,
where applicable,
caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the third quarter of 2026 and 60 data points in the second quarter of 2026. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
The tables below provide
details of the Swiss
systemically relevant bank RWA-
and LRD-based going and
gone concern
requirements and
information as
required by
FINMA; details
regarding eligible
gone concern
instruments are
also provided
below.
UBS AG standalone is
subject to a
gone concern capital
requirement based on
the sum of:
(i) the nominal value
of the
gone
concern
instruments
issued
by
UBS
entities
and
held
by
the
parent
firm;
(ii) 75%
of
the
going
concern
capital
requirements resulting from
third-party exposure on
a standalone basis;
and (iii) a buffer
requirement equal to
30% of
the Group’s
gone concern
capital requirement
on UBS AG’s
consolidated exposure.
The gone
concern capital
requirement
is the higher
of the RWA-
and LRD-based requirements,
calculated separately. The
gone concern capital
coverage ratio
reflects
how
much
gone
concern
capital
is
available
to
meet
the
gone
concern
requirement.
Outstanding
total
loss-
absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year
before maturity.
More information about
the going and
gone concern requirements
is provided in
the “UBS AG standalone”
section of
the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 30.9.26 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
14.83
2
74,221
14.83
2
77,232
5.08
2
45,474
Common equity tier 1 capital
10.48
3
52,415
10.47
3
54,540
3.58
32,046
of which: minimum capital
4.50
22,514
4.50
23,440
1.50
13,429
of which: buffer capital
5.72
28,598
5.72
29,775
2.08
18,577
of which: countercyclical buffer
0.11
566
0.11
589
Maximum additional tier 1 capital
4.36
3
21,807
4.36
3
22,692
1.50
13,429
of which: additional tier 1 capital
3.50
17,511
3.50
18,231
1.50
13,429
of which: additional tier 1 buffer capital
0.80
4,003
0.80
4,167
Eligible going concern capital
Total going concern capital
19.58
97,965
18.81
97,965
10.94
97,965
Common equity tier 1 capital
15.09
75,515
14.50
75,515
8.43
75,515
Total loss-absorbing additional tier 1 capital
4.49
4
22,450
4.31
22,450
2.51
22,450
of which: high-trigger loss-absorbing additional tier 1 capital
4.49
22,450
4.31
22,450
2.51
22,450
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,317
520,899
Leverage ratio denominator
895,259
Required gone concern capital
5
Higher of RWA-
or LRD-based
Total gone concern loss-absorbing capacity
76,428
Eligible gone concern capital
Total gone concern loss-absorbing capacity
6
89,382
TLAC-eligible unsecured debt
89,382
Gone concern capital coverage ratio
116.95
1 Fully applied relates to participation
RWA. Direct and indirect investments
including holding of regulatory capital instruments
in Switzerland-domiciled subsidiaries and for
direct and indirect investments including
holding of regulatory
capital instruments in foreign-domiciled
subsidiaries are risk weighted
at 240% and 360%,
respectively, for the current
year. As per current rules, risk
weights will gradually increase
by 5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.
2 Includes
applicable add-ons of 1.86% for risk-weighted assets (RWA, phase-in), 1.85% for risk-weighted assets (RWA, fully applied) and 0.58% for leverage ratio denominator (LRD). For the RWA-based requirement the add-
on includes 0.86% for market share,
0.79% for LRD and 1 basis points
for RWA phase-in and 1 basis
points for RWA fully applied reflecting
a Pillar 2 capital add-on of USD 40m
related to the supply chain finance
funds matter at Credit Suisse. An additional 20
basis points for RWA phase-in and 19 basis points
for RWA fully applied reflect a Pillar 2 capital add-on
for the residual exposure (after collateral mitigation) to
hedge
funds, private equity
and family offices,
effective 1 January 2025.
For the LRD-based
requirement the add-on includes
0.30% for market
share and 0.28% for
LRD.
3 Includes the Pillar 2
add-on for the residual
exposure (after collateral mitigation) to hedge funds,
private equity and family offices of 0.14% for CET1
capital and 0.06% for AT1 capital for
RWA phase-in and 0.13% for CET1 capital and
0.06% for AT1 capital
for RWA fully applied, effective 1 January 2025. For AT1 capital under Pillar 1 requirements a maximum of 4.3% of AT1 capital can be used to meet going concern requirements; 4.36% for RWA phase-in and 4.36%
for RWA fully applied include the aforementioned Pillar 2 capital add-on.
4 UBS meets its minimum going concern capital requirements with CET1 capital and AT1 capital. As UBS exceeds its minimum going concern requirements, the actual available and eligible AT1
capital is above the AT1 capital used to meet the minimum requirements
(which is capped at 4.36% as explained in footnote 3 above).
5 A maximum of 25% of
the gone concern requirements can
be met with instruments that have
a remaining maturity of between one
and two years. Once at least 75%
of the minimum gone concern requirement
has been met with instruments
that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
6 Includes an
add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income.
Such gains do not qualify as CET1 capital, but 45% of
these gains can be recognized as gone
concern capital.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss SRB going and gone concern information
USD m, except where indicated 30.9.26 30.6.26
Eligible going concern capital
Total going concern capital
97,965
99,403
Total tier 1 capital
97,965
99,403
Common equity tier 1 capital
75,515
76,259
Total loss-absorbing additional tier 1 capital
22,450
23,144
of which: high-trigger loss-absorbing additional tier 1 capital
22,450
23,144
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
89,382
93,759
TLAC-eligible unsecured debt
89,382
93,757
Total loss-absorbing capacity
Total loss-absorbing capacity
187,346
193,162
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in
500,317
510,735
of which: investments in Switzerland-domiciled subsidiaries
2
91,855
93,706
of which: investments in foreign-domiciled subsidiaries
2
150,791
150,491
Risk-weighted assets, fully applied as of 1.1.28
520,899
531,360
of which: investments in Switzerland-domiciled subsidiaries
2
95,682
97,610
of which: investments in foreign-domiciled subsidiaries
2
167,546
167,212
Leverage ratio denominator
895,259
931,761
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in
19.6
19.5
of which: common equity tier 1 capital ratio, phase-in
15.1
14.9
Going concern capital ratio, fully applied as of 1.1.28
18.8
18.7
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28
14.5
14.4
Leverage ratios (%)
Going concern leverage ratio
10.9
10.7
of which: common equity tier 1 leverage ratio
8.4
8.2
Capital coverage ratio (%)
Gone concern capital coverage ratio
116.9
118.9
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
2 Fully applied relates to participation RWA. Direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct
and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk weighted at 240% and 360%, respectively, for the current year.
As per current rules, risk weights
will gradually increase
by 5 percentage points
per year for
Switzerland-domiciled investments and
20 percentage points
per year for
foreign-domiciled investments until
the fully applied
risk weights of
250% and
400%, respectively, are applied.
UBS Switzerland AG standalone
Key metrics for the third quarter of 2026
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the third
quarter of 2026,
common equity tier 1
capital decreased by
CHF 0.2bn to CHF 21.6bn,
mainly due to
operating profit being more than offset by additional dividend accruals.
Total risk-weighted
assets (RWA)
decreased by
CHF 2.9bn to
CHF 170.9bn, mainly
driven by
lower RWA
on derivative
exposures, partly offset by an increase in loans and loan commitments.
The leverage
ratio denominator
(the LRD)
decreased by
CHF 11.9bn to
CHF 561.0bn, mainly
due to
asset size
movements.
This included a CHF 9.0bn decrease in on-balance
sheet exposures, mainly driven by a decrease in
cash and balances at
central
banks,
and
a
CHF 1.7bn
decrease
in
off-balance
sheet
exposures,
mainly
driven
by
a
decrease
in
loan
commitments.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS
Switzerland AG
decreased
5.6 percentage
points
to
128.6%,   remaining
above the prudential requirement communicated by
FINMA. The movement in the quarterly average
LCR
was
primarily
driven
by
a
CHF 4.7bn
decrease
in
average
high-quality
liquid
assets
to
CHF 112.4bn,
  mainly
reflecting   lower cash available from lower funding received from UBS AG and an increase in lending assets, partly offset by higher
cash available
from an
increase in
customer deposits.
Average net
cash outflows
were largely
unchanged at
CHF 87.5bn,   as   lower
inflows from lending assets were offset by lower net
outflows for securities financing transactions.
As
of
30 September
2026,
the
net
stable
funding
ratio
remained
stable
at
124.1%,
remaining
above
the
prudential
requirement communicated by FINMA. Available stable funding decreased by CHF 1.8bn to CHF 370.9bn, mainly driven by
lower
funding
received
from
UBS
AG,
partly
offset
by
an
increase
in
customer
deposits.
Required
stable
funding
decreased by
CHF 1.2bn to
CHF 298.9bn, mainly
reflecting lower
lending assets, and
lower derivatives
and cash collateral
receivables on derivative instruments.
KM1: Key metrics
CHF m, except where indicated
30.9.26 30.6.26 31.3.26 31.12.25 30.9.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
21,574
21,766
21,393
21,188
21,527
2 Tier 1
30,068
30,260
29,887
29,182
29,520
3 Total capital
30,068
30,260
29,887
29,182
29,520
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
170,903
173,765
171,755
164,062
168,223
4a Total risk-weighted assets (pre-floor)
164,456
165,476
164,327
152,624
154,370
4b Minimum capital requirement
1
13,672
13,901
13,740
13,125
13,458
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
12.62
12.53
12.46
12.91
12.80
5b Common equity tier 1 ratio (%) (pre-floor)
13.12
13.15
13.02
13.88
13.95
6 Tier 1 ratio (%)
17.59
17.41
17.40
17.79
17.55
6b Tier 1 ratio (%) (pre-floor)
18.28
18.29
18.19
19.12
19.12
7 Total capital ratio (%)
17.59
17.41
17.40
17.79
17.55
7b Total capital ratio (%) (pre-floor)
18.28
18.29
18.19
19.12
19.12
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.05
0.05
0.05
0.05
0.06
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.82
0.80
0.80
0.91
0.82
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
2
2.55
2.55
2.55
2.55
2.56
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
8.12
8.03
7.96
8.41
8.30
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
560,984
572,918
564,403
538,262
547,805
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.36
5.28
5.30
5.42
5.39
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.36
5.28
5.30
5.42
5.39
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.35
5.28
5.29
5.41
5.39
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5.35
5.28
5.29
5.41
5.39
14e Minimum capital requirements
5
16,830
17,188
16,932
16,148
16,434
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
112,438
117,113
110,485
115,181
116,430
16 Total net cash outflow
87,461
87,268
84,375
87,315
83,009
16a of which: cash outflows
120,543
120,442
118,652
119,321
113,942
16b of which: cash inflows
33,082
33,174
34,277
32,006
30,933
17 LCR (%)
128.59
134.22
130.97
132.00
140.37
Net stable funding ratio (NSFR)
7
18 Total available stable funding
370,899
372,715
367,805
356,977
351,349
19 Total required stable funding
298,859
300,056
295,923
285,045
278,806
20 NSFR (%)
124.10
124.21
124.29
125.24
126.02
1 Calculated as 8% of total RWA, based
on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements for
risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that is
available to meet buffer requirements.
Calculated as the CET1 ratio minus
the BCBS CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with CET1
capital.
4 There is currently no temporary
exemption of central bank reserves for
UBS.
5 The higher of capital requirements
based on
8% of RWA or 3% of LRD.
6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps
on Level 2 assets and cash inflows. Calculated based
on an average of 66
data points
in the
third quarter
of 2026
and 60 data
points in
the second
quarter of
2026. For
the prior-quarter
data points,
refer to
the respective
Pillar 3 Report,
available
under “Pillar 3
disclosures” at
ubs.com/investors, for more information.
7 UBS Switzerland AG is required to maintain
a minimum NSFR of at least 100% on
an ongoing basis, as set out
in Art. 17h para. 1 of the
Liquidity Ordinance. A portion
of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
The
tables below
provide
details of
the Swiss
systemically relevant
bank (SRB)
RWA-
and
LRD-based going
and gone
concern requirements
and information
as required
by FINMA;
details regarding
eligible gone
concern instruments
are
also provided below.
UBS Switzerland AG is considered an SRB under Swiss banking law and is subject to capital regulations on a standalone
basis.
As
of
30 September
2026,
the
going
concern
capital
and
leverage
ratio
requirements
for
UBS
Switzerland AG
standalone were 15.39% (including a countercyclical buffer of 0.87%) and 5.08%, respectively.
The Swiss SRB
framework and going
concern requirements applicable to
UBS Switzerland AG standalone are
the same
as those applicable to UBS Group AG consolidated. The
gone concern requirement corresponds to 62% of the Group’s
going concern
requirements, excluding
the countercyclical
buffer requirements
and Pillar 2
add-ons. Outstanding
total
loss-absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year before maturity.
The gone
concern requirements
were 9.00%
for the
RWA-based requirement
and 3.15%
for the
LRD-based requirement.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the joint liability of UBS AG and UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 30.9.26 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.39
1
26,301
5.08
1
28,470
Common equity tier 1 capital
11.09
18,953
3.58
20,055
of which: minimum capital
4.50
7,691
1.50
8,415
of which: buffer capital
5.72
9,769
2.08
11,640
of which: countercyclical buffer
0.87
1,493
Maximum additional tier 1 capital
4.30
7,349
1.50
8,415
of which: additional tier 1 capital
3.50
5,982
1.50
8,415
of which: additional tier 1 buffer capital
0.80
1,367
Eligible going concern capital
Total going concern capital
17.59
30,068
5.36
30,068
Common equity tier 1 capital
12.62
21,574
3.85
21,574
Total loss-absorbing additional tier 1 capital
4.97
2
8,494
1.51
8,494
of which: high-trigger loss-absorbing additional tier 1 capital
4.97
8,494
1.51
8,494
Required gone concern capital
3
Total gone concern loss-absorbing capacity
9.00
15,381
3.15
17,651
of which: base requirement including add-ons for market share and LRD
9.00
4
15,381
3.15
4
17,651
Eligible gone concern capital
Total gone concern loss-absorbing capacity
11.41
19,495
3.48
19,495
TLAC-eligible unsecured debt
11.41
19,495
3.48
19,495
Total loss-absorbing capacity
Required total loss-absorbing capacity
24.39
41,683
8.22
46,121
Eligible total loss-absorbing capacity
29.00
49,563
8.84
49,563
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
170,903
Leverage ratio denominator
560,984
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD).
2 UBS meets its minimum going concern capital requirements with CET1 capital and AT1 capital. As UBS exceeds its minimum
going concern capital requirements,
the actual available and eligible
AT1 capital is above
the AT1 capital used
to meet the minimum requirements (which
is capped at 4.3%).
3 A maximum of 25% of the gone concern
requirements can be met with instruments that
have a remaining maturity of between one
and two years. Once at least
75% of the minimum gone concern requirement
has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone
concern capital.
4 Includes applicable add-ons of 1.03% for RWA and 0.36% for LRD.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.26 30.6.26
Eligible going concern capital
Total going concern capital
30,068
30,260
Total tier 1 capital
30,068
30,260
Common equity tier 1 capital
21,574
21,766
Total loss-absorbing additional tier 1 capital
8,494
8,494
of which: high-trigger loss-absorbing additional tier 1 capital
8,494
8,494
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19,495
19,465
TLAC-eligible unsecured debt
19,495
19,465
Total loss-absorbing capacity
Total loss-absorbing capacity
49,563
49,725
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
170,903
173,765
Leverage ratio denominator
560,984
572,918
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
17.6
17.4
of which: common equity tier 1 capital ratio
12.6
12.5
Gone concern loss-absorbing capacity ratio
11.4
11.2
Total loss-absorbing capacity ratio
29.0
28.6
Leverage ratios (%)
Going concern leverage ratio
5.4
5.3
of which: common equity tier 1 leverage ratio
3.8
3.8
Gone concern leverage ratio
3.5
3.4
Total loss-absorbing capacity leverage ratio
8.8
8.7

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated

UBS Europe SE consolidated
Key metrics for the third quarter of 2026
The table below provides
information about the regulatory
capital components, capital ratios,
leverage ratio and liquidity
of UBS Europe SE
consolidated based
on Basel
Committee on
Banking Supervision
(BCBS) Pillar 1
requirements and
in
accordance with EU regulatory rules and IFRS Accounting Standards.
During the third
quarter of 2026,
available capital remained stable
and risk-weighted assets increased
by EUR 0.3bn to
EUR 16.2bn, mainly
driven by
higher Lombard
loan exposures,
primarily due
to the
integration of
Credit Suisse
Spain,
and increases
in exchange-traded
derivatives and
loan commitments,
partly offset
by decreases
in securities
financing
transactions
(SFTs)
and
cash.
The
leverage
ratio
exposure
decreased
by
EUR 0.3bn
to
EUR 60.5bn,
mainly
driven
by
decrease in inventory positions, partially offset by an increase in SFTs and derivatives.
The average liquidity coverage
ratio (the LCR)
remained well above the
regulatory requirement of
100%, at 134.9%.
The
decrease in
the LCR
was driven
by an
increase of
EUR 0.3bn in
total net
cash outflows,
partly offset
by an
increase of
EUR 0.1bn in
high-quality liquid
assets (HQLA).
Higher HQLA
and net
outflows were
mainly due
to an
increase in
UBS
Group euro-clearing activities. The net stable funding ratio
(the NSFR) remained well above the regulatory requirements
of 100%, at 136.6%.
The increase in the
NSFR was due to
a EUR 0.8bn decrease in
required stable funding due
to lower
client-driven activity levels in the Investment Bank, alongside a EUR 1.1bn increase in available stable funding, driven by
higher intercompany funding.
KM1: Key metrics
1,2
EUR m, except where indicated
30.9.26 30.6.26
3
31.3.26 31.12.25 30.9.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
3,046
3,040
3,097
3,109
2,973
2 Tier 1
3,946
3,940
3,697
3,709
3,573
3 Total capital
3,946
3,940
3,697
3,709
3,573
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
16,189
15,927
16,572
15,926
15,917
4a Total risk-weighted assets (RWA) (pre-floor)
16,189
15,927
16,572
15,926
15,917
4b Minimum capital requirement
4
1,295
1,274
1,326
1,274
1,273
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
18.8
19.1
18.7
19.5
18.7
5b CET1 ratio (%) (pre-floor)
18.8
19.1
18.7
19.5
18.7
6 Tier 1 ratio (%)
24.4
24.7
22.3
23.3
22.4
6b Tier 1 ratio (%) (pre-floor)
24.4
24.7
22.3
23.3
22.4
7 Total capital ratio (%)
24.4
24.7
22.3
23.3
22.4
7b Total capital ratio (%) (pre-floor)
24.4
24.7
22.3
23.3
22.4
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
9 Countercyclical buffer requirement (%)
0.7
0.7
0.7
0.7
0.7
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
3.2
3.2
3.2
3.2
3.2
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
14.3
14.6
14.2
15.0
14.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
60,460
60,715
64,032
55,952
55,681
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6,7
6.5
6.5
5.8
6.6
6.4
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
6.5
6.5
5.8
6.6
6.4
14e Minimum capital requirements
8
1,814
1,821
1,921
1,679
1,670
Liquidity coverage ratio (LCR)
9
15
Total high-quality liquid assets (HQLA)
21,895
21,807
21,321
21,013
21,360
16 Total net cash outflow
16,249
15,997
15,539
14,883
15,155
17 LCR (%)
134.9
136.6
137.5
141.5
141.5
Net stable funding ratio (NSFR)
18 Total available stable funding
20,390
19,324
21,116
20,534
19,252
19 Total required stable funding
14,927
15,755
15,614
14,959
14,182
20 NSFR (%)
136.6
122.7
135.2
137.3
135.8
1 Based on applicable EU regulatory rules.
2 Row 9a of the FINMA template
is applicable to the FINMA-regulated scope only
and rows 14c and 14d have
been removed because the EU does
not require the disclosure
of mean values for SFTs.
3 Comparative figures have been restated to align
with the regulatory reports as submitted to
the European Central Bank.
4 Calculated as 8% of total RWA, based on
total capital minimum
requirements, excluding CET1 buffer
requirements.
5 Represents the CET1 ratio
that is available for meeting
buffer requirements. Calculated as
the CET1 ratio minus
the BCBS CET1 capital requirement
and after
considering, where applicable, CET1 capital
that has been used to meet tier
1 and / or total capital ratio
requirements under Pillar 1.
6 Calculated on the basis of tier 1 capital.
7 There is currently no temporary
exemption of central bank reserves for UBS Europe SE.
8 The higher of capital requirements based on 8% of RWA or 3% of LRD.
9 Figures are calculated based on a 12
‑ month average.

30 September 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

UBS Americas Holding LLC consolidated
Key metrics for the third quarter of 2026
The table
below is
based on
Basel Committee
on Banking
Supervision (BCBS)
Pillar 1 requirements
and in
accordance
with US Basel III rules and generally accepted accounting principles in the US (US GAAP).
Effective 1 October
2025, and
until 31 December
2027, UBS
Americas Holding
LLC is
subject to
a stress
capital buffer
(an SCB) of 5.2%, in addition to the minimum risk-based capital requirements. The SCB, subject to a floor of 2.5%,
was
determined by
the
Federal Reserve
Board following
the completion
of
the
2025 Comprehensive
Capital Analysis
and
Review (the CCAR) based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends.
During the
third quarter
of 2026,
the common
equity tier 1
(CET1) capital
ratio increased
0.3 percentage points
to 16.8%
and the tier 1 capital
ratio increased 0.2 percentage points
to 20.3%. Both CET1
capital and tier 1
capital increased by
USD 0.4bn, primarily
due to
profit before
taxes and
lower deferred
tax deductions
arising from
temporary differences,
partly offset by preferred
dividends paid to UBS
AG. Risk-weighted assets (RWA)
increased by USD 1.1bn to
USD 82.1bn,
as credit risk
RWA increased by
USD 1.9bn, mainly in
derivatives and loans.
This increase was
partly offset by
a USD 0.8bn
decrease in market risk RWA from a decrease in value-at-risk (VaR) and stressed VaR.
The
tier 1
leverage
ratio
increased
0.2 percentage
points
to
8.2%,
primarily
driven
by
the
aforementioned
capital
movements, partly offset by a USD 0.2bn
increase in leverage exposure. Similarly,
the tier 1 supplementary leverage ratio
(the SLR)
increased 0.1 percentage
points to
6.8%, primarily
driven by
the aforementioned
capital movements,
partly
offset by a USD 2.2bn increase in SLR exposure from derivative and repo style transactions.
The average liquidity coverage ratio
decreased 0.2 percentage points to 123.8%,
as high-quality liquid assets increased
by
USD 1.4bn
and
net
cash
outflow
increased
by
USD 1.1bn.
The
average
net
stable
funding
ratio
increased
1.9 percentage
points
to
131.8%,
driven
by
a
USD 1.5bn
increase
in
available
stable
funding
(ASF),
primarily
as
it
benefited from
a USD 2.0bn
decrease in
ASF that
is not
readily transferable
across subsidiaries
(i.e. excess
ASF), partly
offset by
a USD 0.5bn
decrease in
other available
stable funding
activities. There
was an immaterial
movement in
required
stable funding.
KM1: Key metrics
1
USD m, except where indicated
30.9.26 30.6.26 31.3.26 31.12.25 30.9.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
13,794
13,406
14,021
13,696
17,161
2 Tier 1
16,635
16,248
16,855
16,521
19,984
3 Total capital
16,836
16,464
17,064
16,723
20,185
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
82,113
81,043
77,052
75,654
81,477
4b Minimum capital requirement
2
6,569
6,483
6,164
6,052
6,518
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
16.8
16.5
18.2
18.1
21.1
6 Tier 1 ratio (%)
20.3
20.0
21.9
21.8
24.5
7 Total capital ratio (%)
20.5
20.3
22.1
22.1
24.8
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
8a US stress capital buffer requirement (%)
5.2
5.2
5.2
5.2
9.3
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)
2.5
2.5
2.5
2.5
2.5
11a US total bank specific capital buffer requirements (%)
5.2
5.2
5.2
5.2
9.3
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
12.3
12.0
13.7
13.6
16.6
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
4
204,099
203,926
199,896
198,104
195,030
14 Basel III leverage ratio (%)
5
8.2
8.0
8.4
8.3
10.2
14a Total Basel III supplementary leverage ratio exposure measure
4
243,925
241,737
227,971
232,902
229,768
14b Basel III supplementary leverage ratio (%)
5
6.8
6.7
7.4
7.1
8.7
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
4
31,976
30,622
28,660
27,879
27,496
16 Total net cash outflow
4,6
25,831
24,705
23,710
21,883
21,365
17 LCR (%)
123.8
124.0
120.9
127.4
128.7
Net stable funding ratio (NSFR)
18 Total available stable funding
4
106,639
105,094
102,609
102,550
102,169
19 Total required stable funding
4,6
80,910
80,923
81,173
80,535
79,425
20 NSFR (%)
131.8
129.9
126.4
127.3
128.6
1 As the final Basel III standards have not been implemented in the US, rows that are not applicable have been removed from the FINMA template.
2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding
CET1 buffer requirements.
3 Represents the CET1
ratio that is
available to meet
buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.
4 Figures are calculated on a quarterly average.
5 Calculated on the basis of tier 1 capital.
6 Reflected at 85%
of the full amount in accordance with the Federal Reserve tailoring rule.

30 September 2026 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

30 September 2026 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a general list
of the abbreviations frequently used
in our financial reporting. Not all
of the listed abbreviations may
appear in this particular report.

30 September 2026 Pillar 3 Report |
Appendix

Cautionary statement |
This report and the
information contained herein
are provided solely for
information purposes and
are not to
be construed as
solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made
on the basis of this report. Refer to UBS’s
most recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally
indicate non-applicability or that
presentation of any content
would not be meaningful or
that information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
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In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ David Kelly
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By:
/s/ David Kelly
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
October 28, 2026